Investor Presentation July 2020 Exhibit 99.2

This presentation contains certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable U.S. federal securities laws. All statements, other than statements of historical facts, that address activities, events or developments that Ardmore Shipping Corporation (“Ardmore” or the “Company”) expects, projects, believes or anticipates will, or may occur in the future, are among these forward-looking statements including, without limitation, statements about: future operating or financial results; future tanker rates; global and regional economic conditions and trends; shipping market trends and market fundamentals, including expected tanker demand and scrapping levels, the use of tankers for storage purposes and any potential market improvement; the Company's liquidity, financial flexibility and strength; the Company's capital allocation policy and intended actions; the effect of the novel coronavirus pandemic on the Company's industry, business, financial condition and results of operation; expected global oil consumption and refinery capacity growth; increases in OPEC+ output; correlation of chemical tanker demand to GDP; delivery dates of vessel acquisition and time-charter in vessel; illustrative performance metrics based on illustrative fleet size increases and related assumptions; the Company’s business strategy and operating leverage; the Company’s ability to benefit from tanker rate increases, including expected increases in Earnings Per Share (“EPS”) earnings and cashflow for given tanker rate increases and expected revenue dates, drydockings, fleet maintenance capital expenditures and debt reduction for 2020 and the quarters thereof. Although the Company believes that its expectations stated in this presentation are based on reasonable assumptions, actual results may differ materially from those projected in the forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to: failure of applicable assumptions to be met relating to the illustrative performance metrics from hypothetical fleet expansion or illustrative increases in EPS and cashflow from any rate increases; and the risk factors described in the Company's filings with the Securities and Exchange Commission (the "SEC"), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2019. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Disclaimer

II. Company Overview III. Product Tanker Industry V. Financial Overview VI. Investment Summary VII. Appendix IV. Attractive Market Outlook and Fundamentals Contents I. Recent Market Activity and Company Update

Highlights: Second Quarter 2020

- Reporting adjusted net profit[1] of $13.7 million, or $0.41 per share, for 2Q20 compared to adjusted net profit of $6.5 million, or $0.20 per share, for 1Q20
- Tanker market was very strong in the second quarter, with Ardmore performing well on a relative basis, thus producing excellent TCE[2] results
- After three profitable quarters, Ardmore now has cash and undrawn lines of $82 million as at July 27, and net leverage of 48.5% as of the end of the second quarter
- We have been active in taking advantage of market conditions:
  - Chartered out two MR tankers ("MRs") for six-month periods in April / May at strong rates
  - Acquired a high-quality 2010-built Onomichi (Japan) MR with survey passed and Ballast Water Treatment System ("BWTS") installed, for $16.7 million with projected net income breakeven of $11,700 / day, and chartered in another 2010-built MR for one-year at a rate of $13,400 / day plus one-year option
  - Completed refinancing of a $15 million receivables facility with ABN AMRO, extending the maturity and improving terms, representing Ardmore's first sustainability-linked financing
  - Executed floating-to-fixed interest rate swaps on $324 million of our debt in May, locking in funding at an average of 0.32% and all-in bank debt cost of 2.8%
- Meanwhile, our new capital allocation policy announced in March is yielding positive results in terms of improving our financial strength and maintaining our fleet's earning power, thus supporting our initiatives towards achieving accretive growth for shareholders

Ardmore TCE Rates / Day[2][3]

	2Q20	1Q20	1H20
MR Spot[4]	$21,841	$19,354	$20,598
Eco-design MR Spot[4]	$22,124	$19,611	$20,868
MR Total[5]	$21,256	$19,307	$20,280
Eco-Design MR	$21,539	$19,564	$20,551
Eco-Mod MR	$20,192	$18,341	$19,266
Chemical	$16,337	$19,707	$17,864
Chemical (capital adjusted)[6]	$18,003	$22,010	$19,816


ARDMORE CHIPPEWA

1. Adjusted net profit is a non-GAAP measure. A definition and a reconciliation of this measure to its nearest GAAP comparable measure are included on slide 42 in an appendix to the presentation
2. Time Charter Equivalent ("TCE") daily rate represents net revenue (revenue less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company's possession less off-hire days generally associated with drydocking or repairs. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis.
3. Ardmore's MRs do not have scrubbers fitted. Ardmore estimates that MRs fitted with scrubbers estimated to have earned premium of $2,712 per day in 1Q20 and $818 per day during 2Q20 based a spread between Heavy Sulphur Fuel Oils ("HSFO") and Very Low Sulphur Fuel Oils ("VLSFO") for bunkers consumed during 1Q20 and 2Q20 of $250 / MT and $75 / MT respectively (bunkers lifted from December 1, 2019 to May 31, 2020). Scrubber premium assumes bunker consumption of 20 MT / day, scrubber utilization of 90% and sailing days of 220 per year.
4. MR Spot and Eco-Design MR Spot represent TCE from spot chartering only for the period
5. MR Total was reported in the second quarter earnings release on July 28, 2020 as MR spot and included voyage charters, trip charters and time charters as Ardmore believes that short-term nature of these contracts is representative of the spot market conditions. The TCE performance for spot only is disclosed separately above to better compare Ardmore's commercial performance
6. The objective is to show present rates comparable to MR rates to assess relative performance. Capital invested is based on analyst consensus market value of 2015-built vessels as follows: $29 million for an MR, $27.5 million for a 37k Dwt coated IMO2 vessel and $21.5 million for a 25k Dwt coated IMO2 vessel.

4

Key Industry Developments Market being driven by a tug of war between volatility, disruption and dislocation vs. fundamental oil demand (sharp decline then recovery yet to be determined) Impact of COVID-19 is unfolding as expected; product tanker market volatile with spikes and dips, currently emerging from dip following very strong April-June IMO 2020 provided some support for middle distillate demand in 1H20, while spreads between HSFO and VLSFO, on a global basis, have declined from $250 / tonne in 1Q20 to $75 / tonne in 2Q20(1) Late summer is usually a lower rate environment for product tankers, and this year appears to be following the same pattern, but we expect to see higher charter rates from here: Specific factors relating to oil market disruption are already pushing up MR rates in the US Gulf and Atlantic, and providing the foundation for an expected rate rise in North Asia Likelihood of an oil price “taper tantrum,” with OPEC+ increasing oil output at an uncertain time, resulting in more oil price volatility along with more tonne-mile demand for product tankers commencing September Winter market conditions commencing in November, boosting demand through seasonally higher oil consumption, unpredictable market dislocations, and weather delays Despite the still muted near-term outlook, we maintain our positive long-term view: tanker demand driven by oil consumption is expected to recover with the global economy, while supply growth remains constrained Chemical tankers have followed the same pattern as product tankers in 1H20; however, as chemical tanker demand is highly correlated to GDP, their prospects in a post-pandemic recovering global economy are particularly compelling Average price for bunkers consumed in 1Q20 is based on spot prices for HSFO / VLSFO lifted from December 2019 to February 2020. 2Q20 is based on spot prices for HSFO / VLSFO lifted from March 2020 to May 2020

Fleet and Operations Fleet Maintenance Capex(2) Revenue Days Profile(1) 3Q20 and 4Q20 forecasted revenue days includes impact of newly acquired 2010-built MR and TC-in vessel, assuming delivery on September 1, 2020 and September 24, 2020 respectively Capex schedule is based on a cashflow basis and may be altered depending on COVID-19 restrictions and drydock availability Revenue days estimated to be 9,130 for the full year 2020(1) Recently acquired Japanese MR is expected to deliver in late August / early September Entered a time charter-in for a 2010-built Japanese MR for one year plus option for one additional year; expected to deliver in late September Both ships delivering in advance of anticipated stronger winter market Drydocking and BWTS installation: No drydocks planned for 3Q20; six drydockings planned for 4Q20 No further BWTS installations until 3Q21 (13 ships remaining) Capital expenditure for remainder of year estimated at $4.7 million Operationally fleet is running very well: Several crew changes completed successfully in recent weeks Operating expenses under budget for 2Q20

Financial Activity and Balance Sheet

- Completed our first sustainability-linked financing with ABN AMRO in July in keeping with our commitment to progress
  - $15 million facility contains pricing adjustment feature linked to Ardmore's performance on CO_2 emission reduction and other environmental and social initiatives
  - Recognizes Ardmore's strong performance; notably carbon emission levels which significantly outperform Poseidon Principles targets and a diverse organization with 10 nationalities of which 59% are female
  - Pricing structure and KPIs in the new facility will reward Ardmore for maintaining its reduction trajectory and overall performance on ESG
  - Facility includes improvements to commercial terms and maturity extended to July 2022 with extension options
- Strong cash position of $72.9 million at quarter end and $82.3 million as at July 27, 2020
- Entered floating-to-fixed interest rate swaps in May on $324 million of debt at 0.32%[(4)]
  - Average all-in bank debt cost is approx. 2.8% as at June 30, 2020[(5)]
- Overall maintaining a strong balance sheet
  - Fully drawn revolving credit facilities to ensure maximum financial flexibility given economic conditions
  - Total net debt as at end of June: $342 million[(3)]
  - Leverage of 48.5% on a net debt basis; down 2.8% from 4Q19[(3)]

Balance Sheet Summary

US$ millions, unless otherwise stated	**Jun 30, 2020**	**Dec 31, 2019**
Cash	72.9	51.7
Receivables, Inventories and Advances	46.2	46.3
Vessels, Drydocking and Other Assets[(1)]	658.1	671.5
Total Assets	**777.3**	**769.6**
Payables and Accruals	17.1	23.4
Revolving Credit Facilities	54.2	44.0
Debt and Finance Lease Obligations[(2)]	360.6	376.1
Equity	345.4	326.1
Total Liabilities and Equity	**777.3**	**769.6**
Net Debt[(3)]	341.9	368.4
Leverage (Net Debt)[(3)]	*48.5%*	*51.3%*

Revolving Credit Facility Movement YTD



$44.0
$10.9
$55.0
($0.8)
$54.2
RCF @ 4Q19
1Q20
RCF @ 1Q20
2Q20
RCF @ 2Q20
RCF Total
Repayments - Revolver
Drawdowns - WC Line

1. Excludes $2.9mln receivable in respect of finance leases representing seller's credit under the sale and leaseback financings of the Ardmore Sealeader and Ardmore Sealifter effected in 2Q17
2. Debt balance includes impact of netting of deferred finance fees of $6.7mln in 2Q20 ($7.5mln in 4Q19), netting of $2.9mln receivable in respect of finance leases and derivative liabilities
3. Net Debt is a non-GAAP financial measure. Net Debt equals total debt and finance lease obligations minus cash. Leverage (Net Debt) = Debt less Cash / Total Liabilities and Equity less Cash
4. Ardmore entered fixed interest rate swaps on $324mln of floating rate debt in May 2020 for three years at 0.32%. Remainder floating rate debt is based on 1M (0.22%) and 3M (0.30%) LIBOR rates as at July 2020
5. Includes all bank debt i.e. vessel financing, revolving credit facilities and working capital lines. Post completion of the interest rate swaps, the remaining floating debt totals approx. $60mln. Approx. $55 million of debt is based off 1M LIBOR and $5 million based off 3M LIBOR

7

Capital Allocation Policy: Progress and Priorities

- Capital allocation policy working very well; initiated to maintain fleet and build financial strength to enable counter-cyclical investment
- Continuing to focus on financial strength and debt reduction:
  - Total repayments of $17.1 million on term loans and leases in 1H20; all term debt and leases amortizing at approx. $38 million annually
- Taking advantage of market weakness:
  - Acquired a high-quality, fuel-efficient, 2010-built Onomichi MR; a sister to three high-performing ships currently in our fleet and replacement for older vessels sold in 2019 at strong price
  - Exceptionally attractive price of $16.7 million for modern ship
    - Price equates to 27% discount to Depreciated Replacement Value ("DRV") (i.e. based on newbuild price today)
    - No capex required for three years; recently completed drydock and BWTS installation prior to sale to Ardmore
    - Significantly accretive to earnings with net income breakeven of $11,700 / day
    - ROIC of approx.10% based on estimated through-the-cycle TCE rates of $15,000 / day
- Capital allocation priorities are unchanged; top priorities are maintaining fleet earnings power and debt reduction while giving due consideration to accretive growth

Term Debt and Lease Amortisation[1][2]



$376.1
$7.8
$9.3
$359.8
$9.4
$9.4
$341.9
Debt @ 4Q19
1Q20
2Q20
Debt @ 2Q20
3Q20
4Q20
Debt @ 4Q20
Amortizing Term Finance
Debt Repayments

Recent MR Acquisition at Market Trough[3][4]



Million USD
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Newbuild age adj. for 10 years depr.
27% discount to DRV value
$36.0
$22.8
$16.7
Newbuild Price
DRV Value
Recent MR Acq - 2010 Built

1. Forecast only based on current debt and lease repayment schedule.
2. Gross debt is net of sellers' credit of $2.9mln, excludes netting of deferred finance fees of $6.7mln as at 2Q20 (deferred finance fees were $7.5mln as at 4Q19 and forecasted to be $5.8mln as at 4Q20) and excludes derivative liabilities; Gross debt at 4Q20 is pro-forma, based on closing debt as at 2Q20 adjusted for scheduled debt and lease amortization for 3Q20 and 4Q20
3. Clarksons, MR Newbuild Value as at July 2020
4. DRV calculation assumes scrap value of $300 / LDT and 10 years depreciation from 2020 MR Newbuild value of $36 million

8

2Q20 was a very profitable quarter driven by exceptional market volatility, earning adjusted net profit(1) of $13.7 million, or $0.41 per share, which provides an annualized earnings yield of 40% based on our stock price on July 27, 2020. In addition, we have added two ships on highly attractive terms, which we expect to add meaningfully to our earnings power and lower our breakeven rate The muted near-term market outlook reflects seasonal and oil inventory destocking factors as well as uncertainty around oil demand, but we maintain our long-term positive view based on the outlook for tanker demand in a recovering global economy combined with very constrained supply growth The outlook for chemical tankers is particularly compelling given the high correlation to global GDP and the prospects for a post-pandemic above-trend global economic recovery Recent market volatility has if nothing else highlighted the earnings and cash flow potential of our fleet under strong charter market conditions, but it’s worth making the point that oil market-related spikes don’t constitute a cyclical upturn, something we have not seen in the tanker sector for more than 10 years Cyclical upturns occur when demand rises unexpectedly on a sustained basis and supply cannot catch up, usually occurring against a backdrop of deep pessimism and investor fatigue after years of weak market conditions. In our opinion, this is not out of the question if we see a strong, above-trend post-pandemic global economic recovery, as all other conditions are in place Meanwhile, our new capital allocation policy is yielding positive results in terms of increasing our financial strength, with cash and undrawn lines now up to $82 million as at July 27, 2020 and leverage on a net debt basis down to 48.5% as at second quarter end, supporting future fleet and earnings growth  As we mark Ardmore’s ten-year anniversary, we are proud of the operating platform that we have built, the track record of strategy execution that we have established, the excellent team that we have assembled, and our adherence to the highest standards of corporate governance and transparency With a modern, fuel-efficient fleet, significant earnings power, and a solid financial foundation, we believe Ardmore is well positioned to generate strong returns for shareholders, where a $10,000 increase in fleet TCE, such as recently seen in April and May, translates into close to $3.00 in earnings per share(2) Summary: Second Quarter 2020 Adjusted net profit is a non-GAAP measure. A definition and a reconciliation of this measure to its nearest GAAP comparable measure are included on slide 42 in an appendix to the presentation Calculations based on existing cost structure and assume (a) fleet of 27 vessels, (b) utilization of 99.6% (as per Ardmore’s 2019 20-F), (c) 33.2mln shares as at June 30, 2020. Assumes no change in tax rate, cost of debt or share count

II. Company Overview III. Product Tanker Industry V. Financial Overview VI. Investment Summary VII. Appendix IV. Attractive Market Outlook and Fundamentals I. Recent Market Activity and Company Update Contents

High Quality Fleet: 27 x “Eco” Product Tankers(1) Fully Integrated Shipping Company Financial Discipline and Focus on ROIC Low Cost Platform & Focus on Performance Highly Attractive Market Outlook Shareholder Friendly Corporate Governance Ardmore Investment Thesis Comprises 26 owned ships including recently acquired MR scheduled to deliver in August 2020 plus one time chartered-in MR scheduled to deliver to Ardmore in September 2020

Long-term Strategy Ardmore has a strong track record regarding long-term strategy execution (see slide 40 in appendix for more details) Ardmore’s strategy is based on the following principles: Consistent focus on modern, fuel-efficient, high-quality product and chemical tankers In-house commercial expertise and performance culture to drive strong relative performance and constant operational improvement Highly professional customer service and fleet management, including “One Team” engagement with seafarers to optimize performance An efficient, scalable operating platform capable of significant growth to achieve efficiencies through cost discipline Effective capital allocation with long-term shareholder value focus, including well-timed fleet growth (and divestiture) when conditions permit Strong financial profile to enable Ardmore to act counter-cyclically as well as obtain highly competitive borrowing costs and terms Provide shareholders with a liquid currency on the NYSE with significant free float and informational transparency to maximize value Best-in-class corporate governance to enhance and protect shareholder value

Assessing Growth Opportunities

Philosophy and Approach to Growth

- We assess fleet growth opportunities based on prospects for performance improvement, long-term value creation, and protection of shareholders interests
- Regarding growth through M&A, we evaluate opportunities and engage in discussions regularly, always on the premise that they must be compelling for ASC shareholders
- We aim for accretive growth by building on an existing strong operating platform; illustrative analysis shown here indicates our highly competitive performance with just 20 MR's, along with what is possible incrementally with even moderate growth
- We believe benefits of consolidation in the MR sector are being overplayed: market highly fragmented with largest player less than 5% out of 2,220 vessels in world fleet, only slightly more consolidated on chartering side; it's a trading business
- What matters is the capability of your commercial team, customer service, and operational teamwork, as well as the cost and quality of your fleet
- Scale efficiencies are potentially valuable, but can only be achieved on an operationally strong platform with strict cost control through an aligned organization
- Financial strength and debt cost is less about scale and more about leverage and liquidity, risk management, and track record

Ardmore Performance Metrics[1]

	ASC FY 2019		
	Actual	**+ 8 Eco MRs**	**+ 25 Eco MRs**
No. of MRs in Operation	20	28	45
Total No. of Owned Ships in Fleet[2]	26	34	51
Eco-design MR TCE	$15,781	$15,781	$15,781
MR TCE	$15,382	$15,495	$15,604
MR Opex / Day[3]	$6,576	$6,571	$6,567
Corporate Overhead[4]	$1,141	$873	$599
Technical Overhead[5]	$140	$110	$87
Commercial Overhead[6]	$342	$305	$254
- As % of pool fees[7]	56.5%	43.0%	28.6%
Total Overhead / Day	$1,622	$1,289	$940
Book Value Per Owned MR (US$mln)	$26.37		
Cash Per Ship (US$mln)	$2.02		
Company Net Leverage	51.3%		
Bank Credit Spread	2.49%		
Funding Cost[8]	1.90%		
All-in Bank Debt Cost *(@ 4Q19)*	4.39%		

1. The illustrations are based on hypothetical acquisitions as of January 1, 2019 of additional 8 and 25 vessels, respectively, and on the assumptions included in the other notes on this slide. This illustrative analysis is solely intended to illustrate potential ASC performance for 2019 using such assumptions. Actual results could vary materially based on a number of factors that would affect the items above and other relevant matters. Accordingly, investors should not rely on the hypothetical illustrative analysis illustrated as an indication of actual future results.
2. Based on average owned fleet during 2019
3. MR opex scale illustration assumes opex per day of $6,560 for additional ships for 2019. This is in line with the opex for Ardmore's Eco-design ships in 2019
4. Corporate overhead excludes non-cash items of $2.3mln for 2019, transaction fees of $650k for 2019 and technical overhead (disclosed separately). Scale illustration assumes increased costs as follows: (i) 8 x Eco MRs: $50k related to audit fees and (ii) 25 x Eco MR's: $400k related to 3 additional accounting staff totaling $300k plus additional audit fees of $100k.
5. Technical overhead relates to overhead costs for Ardmore internal technical management team of $1.3mln. Scale illustration assumes increased costs as follows: (i) 8 x Eco MRs: $50k related to additional travel (ii) 25 x Eco MRs: $300k related to 2 additional technical staff totaling $200k plus additional travel estimate of $100k.
6. Commercial overhead scale illustration assumes increased costs as follows: (i) 8 x Eco MRs: $550k related to 5 additional staff in chartering, operations, revenue accounting (ii) 25 x Eco MRs: $1.5mln related to additional staff in chartering, operations, revenue accounting and demurrage. Amounts include additional IT licenses etc.
7. Based on pool administration fees of $250 / day plus commission of 2.25% on TCE income by total operating days in the period
8. For 4Q19 based on 3M LIBOR as at Dec 2019. Ardmore entered fixed interest rate swaps on $324mln of floating rate debt in May 2020 for three years at 0.32%. Remainder of debt is based on 1M (0.22%) and 3M (0.30%) LIBOR rates as at July 2020

13

Our independent board, full transparency and high-quality corporate governance represent significant value for shareholders through full alignment with Management and protection of shareholders interests Ardmore was recently recognized as #3 out of 52 public shipping companies overall, and the #1 ranked foreign private issuer, on Webber Corporate Governance Scorecard issued in June 2020. The Webber Corporate Governance Scorecard also illustrates the high historical correlation of shareholder returns to a company’s standing on the scorecard in terms of quartiles Stewarding Shareholder Value Transparency Trading Profile Corporate Governance US GAAP Timely quarterly reporting  SEC filings to high standard Full disclosure on cost structure Full NYSE Listing, with 100% free float No private equity, controlling shareholder, or other similar overhang High ADTV relative to non-NYSE shipping companies High-quality institutional investor base No conflicts or transactions with affiliates(1) No fees or other benefits to related parties  100% Independent Board(2)   Full alignment of interest with shareholders Strong track record on capital preservation Transparent and effective capital allocation policy  Excluding the 50/50 Joint Venture in place with Anglo Eastern for technical ship management services Excluding the CEO

Fleet Profile

High Quality Vessels

- ✓ Modern, highly fuel-efficient fleet of MRs
- ✓ Average age of owned fleet 7.1 years(1)
- ✓ Built at high-quality yards in Korea and Japan
- ✓ Quality fleet = lower operating cost, higher utilization and maximum value appreciation
- ✓ Complementary fleet
- ✓ Increased scale improves commercial flexibility

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
TBN(2)	Product	50,093	—	Jun-10	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total Owned Vessels	**26**	**1,161,387**		**7.1(1)**			
Time Chartered-in – TBN(2)	Product	47,981	—	Dec-10	Japan	PA	N/A
Total	**27**	**1,209,368**					

1. Average age as at July 29, 2020 and includes recently acquired MR
2. Acquired a high-quality 2010-built Onomichi MR with survey passed and BWTS installed, expected to deliver in August 2020; Chartered in another 2010-built MR for one-year plus a one-year extension option, expected to deliver in September 2020

15

Senior Management Team

	Name	Experience (Yrs)	Past Positions
	**Anthony Gurnee** *CEO*	38	▪ CEO of Industrial Shipping Enterprises, COO of MTM Group and CFO of Teekay Shipping Corp. ▪ Shipping financier with Citicorp and U.S. Naval Officer ▪ MBA, CFA, Fellow of the Institute of Chartered Shipbrokers
	**Mark Cameron** *COO*	36	▪ VP of Strategy and Planning at Teekay Marine Services ▪ Fleet Manager at AP Møller-Maersk ▪ Chief Engineer at Safmarine ▪ Director West of England P&I and former Chairman of International Parcel Tankers Association (IPTA)
	**Paul Tivnan** *CFO*	18	▪ Formerly at Ernst & Young, Financial Services Advisory ▪ BA, MBS, Fellow of the Institute of Chartered Accountants and Chartered Tax Advisor ▪ Member of the Institute of Chartered Shipbrokers ▪ Graduate of LBS and INSEAD; Executive Leadership Programmes
	**Gernot Ruppelt** *CCO*	18	▪ Tanker Broker at Poten & Partners ▪ Trade Manager Maersk Broker / AP Møller-Maersk (Copenhagen, Singapore, Germany) ▪ Graduate of Hamburg Shipping School and Member of the Institute of Chartered Shipbrokers ▪ Chairman of INTERTANKO's Commercial & Markets Committee

Decades of Experience with Industry Leading Companies

16

Fully Independent Board of Directors[1]

	Name	Experience
	**Curtis McWilliams** *Chairman of the Board*	▪ Director of Ardmore since 2016 and appointed Chairman of the Board effective January 2019 ▪ President and CEO of CNL Real Estate Advisors, Inc. and President, CEO and Director of Trustreet Properties Inc.
	**Brian Dunne** *Chair of Audit Committee*	▪ Director of ReAssure Group, Ark Life Assurance Company, Aergen Aviation Finance and Chorus Aviation Capital ▪ CFO and President of ACE Aviation Holdings Inc., CFO and Director of Aer Lingus Group plc.
	**Mats Berglund** *Director*	▪ Director and CEO of Pacific Basin ▪ CFO and COO at Chemoil Energy, Senior VP Overseas Shipholding Group ▪ Group Controller of Stena Line, VP and CFO of Concordia Maritime and StenTex, President of StenTex, VP and President of Stena Rederi
	**Helen Tveitan de Jong** *Director*	▪ Chairman of Carisbrooke Holdings and CEO of Carisbrooke Shipping Ltd. ▪ Established and headed the London branch of DVB Nedship Bank (1996 – 2001), Founding Partner at THG Capital (2001 – 2007)
	**Dr. Kirsi Tikka** *Director*	▪ Director Pacific Basin, Foreign Member of the U.S. National Academy of Engineering and a member of UK Women in Maritime Task Force ▪ 18 years experience with American Bureau of Shipping (ABS) in various specialist and leadership positions ▪ Professor of Naval Architecture at the Webb Institute in New York

1. Excludes executive director, Anthony Gurnee (CEO)

17

Industry Leading Corporate Governance

Commentary

- ASC ranked in the top tier of US public shipping companies for corporate governance:
  - Ranked No. 1 Product Tanker Company
  - Ranked No. 1 Foreign Private Issuer
- Fully independent Board of Directors and no related party and affiliated transactions[2]
- Governance very much in focus across the industry


ARDMORE CHIPPEWA

Shipping Corporate Governance Ranking[1]

	Rank	Company	Ticker	Carbon Disclosure
Quartile 1	1	Eagle Bulk	EGLE	✓
	2	International Seaways	INSW	✓
	3	Ardmore Shipping Corporation	ASC	✓
	4	Triton	TRTN	✓
	5	Genco Shipping and Trading	GNK	✓
	6	Euronav	EURN	✓
	7	Overseas Shipholding Group	OSG	X
	8	Matson	MATX	X
	9	Grindrod	GRIN	✓
	10	Gaslog	GLOG	✓
	11	World Fuel Services	INT	X
	12	Golar	GLNG	✓
	13	Kirby Corporation	KEX	X
Quartile 2	14	Navigator Gas	NVGS	X
	15	Frontline	FRO	✓
	16	Double Hull Tankers	DHT	X
	17	Golden Ocean Group	GOGL	✓
	18	Teekay	TK	✓
	19	Torm	TRMD	✓
	20	CAI International	CAI	X
	21	Flex LNG	FLNG	✓
	22	Gaslog Partners LP	GLOP	✓
	23	Dorian	LPG	✓
	24	Seacor Holdings	CKH	X
	25	Teekay Tankers	TNK	X
	26	New Fortress Energy	NFE	X
Quartile 3	27	Ship Finance International	SFL	✓
	28	Avance Gas	AVANCE-NO	✓
	29	Textainer Group Holdings	TGH	X
	30	Hunter Group ASA	HUNT-NO	X
	31	Seaspan	ATCO	X
	32	Hoegh LNG Partners	HMLP	X
	33	BW LPG	BWLPG	X
	34	Star Bulk	SBLK	✓
	35	Diamond S	DSSI	X
	36	Golar LNG Partners	GMLP	X
	37	Scorpio Bulkers	SALT	✓
	38	Nordic American Tankers	NAT	X
	39	Scorpio Tankers	STNG	✓
Quartile 4	40	Costamare	CMRE	X
	41	Knot Offshore Partners LP	KNOP	X
	42	Teekay LNG Partners	TGP	X
	43	Capital Product Partners	CPLP	X
	44	Navios Maritime Partners	NMM	X
	45	Navios Maritime Acquisition Corp.	NNA	X
	46	Diana Shipping Inc.	DSX	X
	47	Dynagas	DLNG	X
	48	Global Ship Lease	GSL	X
	49	Danaos Corporation	DAC	X
	50	Tsakos Energy Navigation	TNP	X
	51	Stealth Gas Inc.	GASS	X
	52	Safe Bulkers	SB	X

1. Webber Research: 2020 ESG Scorecard, June 16, 2020
2. Excludes executive director, Anthony Gurnee (CEO) and the 50/50 Joint Venture in place with Anglo Eastern for technical ship management services

18

In the short run, it’s all about the market But over the longer term, it’s all about performance Our strategy is driven by long-term value creation on a through-the-cycle basis Ardmore takes a holistic approach: ROIC TTC vs. WACC Organizational effectiveness and efficiency Operational performance Capital allocation effectiveness Financial risk management Since IPO in 2013 we have grown from 8 to 26 owned ships(1) and one time chartered-in vessel, including 6 well-timed sales We have also developed a fully in-house organization with a global footprint and high-performance culture In challenging markets, shareholder value preservation is vitally important; Ardmore has excelled in this regard Performance-Driven Strategy On July 21, 2020 Ardmore acquired a 50,093 dwt 2010 Japanese-built MR product tanker for a purchase price of $16.7 million to increase the fleet to 26. See more fleet detail on slide 15

Ardmore has been at the forefront of environmental and social progress for many years: One of the most fuel-efficient tanker fleets from the start (eco-design and eco-mod) Dedicated to operational efficiency as a means for further carbon reduction No scrubber installations on ships – IMO 2020 compliant fuel only Engaged in technical projects and initiatives contributing toward reaching IMO 2030/2050 targets First shipping company to report carbon emissions in its U.S. public filings on a quarterly basis Participation on the advisory board of the Carbon War Room Member of Maritime Anti-Corruption Network (MACN) for over five years Diversity as a real strength (10 nationalities, gender balance(1) across all departments) Completed our first sustainability-linked financing with ABN AMRO in July 2020 Recognizes Ardmore’s current ESG profile with carbon emissions levels which significantly outperform Poseidon Principles targets New loan pricing structure will reward Ardmore for maintaining its carbon emissions reduction trajectory and overall performance on ESG Performance and progress are integral for Ardmore Environmental and Social Progress 59% female as at June 30, 2020

Carbon Emissions Performance

Poseidon Trajectory vs. Ardmore AER[1][2]

	Three Months Ended June 30, 2020	Three Months Ended March 31, 2020
Number of Vessels in Operation (at period end)	25	25
Fleet Average Age[3]	6.9	6.7



7.00
6.50
6.00
5.50
5.00
4.50
4.00
AER (g / tm)
6.59
6.08
6.24
6.46
6.07
5.89
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
Ardmore AER
Poseidon Trajectory

Commentary

- Commenced reporting carbon emissions with our second quarter results in 2019
    - Progressive thing to do and perhaps will encourage others to do the same
- AER for 2Q20 was 5.89 g / tm well below the Poseidon target for 2020 of 6.80 g / tm
- Number of initiatives in place aimed at fuel and CO_2 reductions for 2020, including:
    - PBCF upgrades to increase propeller efficiency
    - Vessel and technology upgrades to improve fuel consumption (underway and at anchor) and to enable super slow steaming
    - Performance management system to optimize efficiency of main engine
- Charter market will have a large impact on carbon emissions results (ship speed, waiting time etc)

1. Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers. Management assesses such data and may adjust and restate the data to reflect latest information
2. Annual Efficiency Ratio ("AER") is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage ("DWT"). AER is reported in unit grams of CO2 per tonne-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) DWT multiplied by distance travelled in nautical miles
3. Vessels in operation as at June 30, 2020 and March 31, 2020

21

II. Company Overview III. Product Tanker Industry V. Financial Overview VI. Investment Summary VII. Appendix IV. Attractive Market Outlook and Fundamentals I. Recent Market Activity and Company Update Contents

Oil Value Chain

UL / VLCC   SUEZ   AFRA   PAN LR3  LR2   LR1   MR   SR   Stainless   801   569   667   74 21 380   376   2,198   995   766   Growing Share of World Tanker Fleet Product Share of Oil Seaborne Trade Increasing(2) 75% 25% 65% 35% MR tankers comprise ~32% of the world tanker fleet by number of ships(1) Seaborne oil transport is gradually shifting away from crude and toward refined products, driven by long-term refinery dislocation This is the one of the key secular growth drivers for MR tankers Crude Tankers (Uncoated) Product / Chemical Tankers (Coated: 25,000 Dwt to 199,999 Dwt ) Short Range / Stainless World Tanker Fleet(1) 6,847 Vessels Our Focus: MR Tankers in Perspective Fleet data as at March 2020 from Drewry as per Ardmore Shipping Corporation Form 20-F for the year ended December 31, 2019 Clarksons Shipping Intelligence Network, March 23, 2020

Product and Chemical Overlap


IMO 3
IMO 2 (Coated)
Clean Petroleum Products (CPP)
Chemicals*
Kerosene
Diesel
Jet Fuel
Gasoline
Naphtha
Organic
Inorganic
Other Cargos
Vegoils
Biofuels
Ethanol

IMO 3 Tankers

- Cargo: CPP + Vegoils
- Tank Coating: Epoxy
- Tank Size: >3,000 m3
- Inerting: Required (standard IGS not suitable for chemicals)
- Crewing: Standard tanker competency

IMO 2 Tankers

- Cargo: CPP + Vegoils + Biofuels + Chemicals
- Tank Coating: Phenolic Epoxy / Stainless Steel / Marine Line
- Tank Size: <3,000 m3
- Inerting: Not required for chemicals but growing preference for Nitrogen
- Crewing: Chemical tanker competency

Coated IMO2 Ships Are Essentially More Sophisticated Product Tankers[(1)]

1. Certain chemicals such as Caustic Soda can be carried on IMO3 ships. However the vast majority of inorganic chemicals must be carried on IMO2 ships and acid-based cargos are only suitable for stainless steel ships

25

MRs Trade Everywhere And Are The Ship Of Choice For Oil Traders Due To Their Versatility MR VLCC LR1 LR2 MRs are the “Yellow Cabs” of the World Tanker Fleet(1) Vessels Value AIS Data, September, 2019

II. Company Overview III. Product Tanker Industry V. Financial Overview VI. Investment Summary VII. Appendix IV. Attractive Market Outlook and Fundamentals I. Recent Market Activity and Company Update Contents

Increased Volumes Export-Oriented Output Seasonal Demand (e.g. Winter Market) Geopolitical Tensions Oil Consumption Growth Oil Price Volatility Voyage Distances Trading Activity Refinery Dislocation Inventory Levels and Regional Imbalances Demand / Supply Spikes Product Tanker Demand Drivers Oil Price Volatility

Industry Fundamentals: Product Tankers

- Global economy is slowly emerging from the COVID-19 pandemic; the global economy expected to grow by 5.4% in 2021 vs. -4.9% in 2020[1]
  - Oil consumption expected to gradually recover through 2021[2]
- Meanwhile, product tanker tonne-mile demand should benefit from accelerated refinery dislocation;
  - Up to 1.4 mbd of refinery capacity in Europe is under threat of closure[3]
- On the supply side, product tanker (MR / LR1 / LR2) net fleet growth remains exceptionally low[4][5]
  - Total orderbook stands at 177 product tankers (48 LRs and 129 MRs) or 5.9% of existing fleet delivering from 3Q20 to 1Q23
  - Scrapping run rate is approx. 40 - 45 ships per year and fleet is rapidly aging; in three years 46% (1,398 ships) of the fleet will be over 15 years old
    - MR scrapping run rate 30 - 40 ships / year; approx. 47% of fleet (1,078 ships) will be over 15 years old in three years
  - Product tanker fleet growth, net of scrapping, expected to be approx. 1.6% in 2020 and 2.0% in 2021 (est. MR net fleet growth approx. 1.7% in 2020)

Oil Consumption Starting to Increase as Economies Reopen[2]


Million Barrels / Day
120
100
80
60
40
20
0
Jan-20
Mar-20
May-20
Jul-20
Sep-20
Nov-20
Jan-21
Mar-21
May-21
Jul-21
Sep-21
Nov-21
East Asia
Europe
North America
Rest of World

Product Tanker Orderbook and Fleet Development[4][5]


Fleet
Orderbook (%)
5.9%
Fleet (million dwt)
Orderbook as % Fleet
180
160
140
120
100
80
60
40
20
-
70%
60%
50%
40%
30%
20%
10%
-
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020

1. IMF World Economic Outlook Update, June 2020
2. Rystad Energy, COVID-19 Report – Global Outbreak Overview and its Impact on the Energy Sector, July 2020. In addition, IEA April Oil Market Report estimates that global oil demand will be 94.3 mbd in 3Q20 and 97.1 mbd in 4Q20
3. "Pandemic hastens threat of closure for struggling oil refineries", Reuters, July 2, 2020
4. Clarksons Shipping Intelligence Network and Management's estimates. Note these numbers include slippage. Management's estimates based on 12.5% of full year scheduled deliveries slipping into 2021; scrapping levels estimated from current fleet age; 22 ships were scrapped in 2019. Estimated deliveries assume no delays due to pandemic
5. Clarksons Shipping Intelligence Network and Management's estimates for MR, LR1 and LR2 fleet. Estimated deliveries assume no delays due to pandemic

29

+27% YoY +37% YoY >20 years old: 219 vessels (7.4% Fleet) at June 30, 2020 1,398 product tankers (46% of total fleet) to be >15 years old in three years 9 Vessels Scrapped YTD(3) 22 Vessels Scrapped 2019 Product Tanker Fleet Profile(2) Scrapping Set to Continue: Estimate > 40 Ships Per Year(1) A tanker is typically scrapped when it reaches 25 years old. There are currently 219 vessels over 20 years old in the fleet, which would indicate that an average of 44 vessels will be scrapped annually. Management estimates at least 45 ships will scrap annually in the near term based on prior years and impact of IMO 2020 and BWTS capex requirements Clarksons World Fleet Register (MR, LR1 and LR2 product tankers), June 2020 Clarksons Shipping Intelligence Network, June 2020

Industry Fundamentals: Chemical Tankers

- Chemical tankers should directly benefit from the global economic rebound in 2021
  - Chemical tanker trade is highly correlated to Global GDP[(1)(2)]
  - Major end users include automotive and construction industries
- Long-term outlook remains positive:
  - Petrochemical capacity (liquid bulk chemicals) continues to grow at 4.3% CAGR[(3)]
  - Much of the growth comes from methanol; additional capacity coming on-line in the US
  - Orderbook at historical lows of 3.6%, with net fleet growth averaging 1.4% per annum over the next two years[(4)(5)]

Global GDP and Chemical Tanker Trade[(1)(2)]


98% long-term correlation
Seaborne Trade (Million Tonnes)
Global GDP (Trillion Dollars)
350
300
250
200
150
100
50
0
100
80
60
40
20
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015
2017
2019
World Seaborne Chemicals Trade
Global GDP

Capacity Additions by Key Product[(3)]


Type CAGR
Methanol 6.6%
Paraxylene 5.3%
Ethylene Glycol 4.3%
Million Tonnes
350
300
250
200
150
100
50
0
2018
2019
2020
2021
2022
Ethylene Glycol
Paraxylene
Methanol

1. Clarksons Shipping Intelligence Network, World Seaborne Chemical Trade, as at July 23, 2020
2. WorldBank.org, GDP (current $US), July 2020
3. Richardson Lawrie, Commodity Chemical and Acid Plants and Projects 2019 to 2023
4. Clarksons Shipping Intelligence Network and Management's estimates. Note these numbers include slippage. Management's estimates based on 12.5% of full year scheduled deliveries slipping into 2021; scrapping levels estimated from current fleet age; 22 ships were scrapped in 2019. Estimated deliveries assume no delays due to pandemic
5. Clarksons Shipping Intelligence Network and Management's estimates for MR, LR1 and LR2 fleet. Estimated deliveries assume no delays due to pandemic

31

II. Company Overview III. Product Tanker Industry V. Financial Overview VI. Investment Summary VII. Appendix IV. Attractive Market Outlook and Fundamentals I. Recent Market Activity and Company Update Contents

Financial strength and flexibility will be the key to delivering long-term shareholder value; need to be able to grow countercyclically Focused on de-levering: All debt is amortizing and no material near-term debt maturities (majority of debt / leases matures after Dec 2024) Continuing to pay down debt Overall cost of debt is competitive Maintaining broad financing relationships with high-quality financiers Remain proactive and prepared to act: Access to capital markets is a significant competitive advantage; ready to complete an offering at very short notice Refinanced 12 vessels in December ($200 million) with Nordea, SEB, ABN & Credit Agricole, extending maturities and lowering the cost of debt Entered floating-to-fixed interest rate swaps in May on $324 million of debt at 0.32% Finance: Philosophy and Focus

Top 20 Shareholders(1) No Holder Position Percent 1 Aristotle Capital Management LLC 3,453,461 10.39% 2 Fidelity Management and Research LLC 2,575,425 7.75% 3 Dimensional Fund Advisors LP 2,158,286 6.50% 4 Donald Smith & Co Inc 2,009,443 6.05% 5 BlackRock Inc 1,977,344 5.95% 6 Private Management Group Inc 1,480,514 4.46% 7 Frank Russel Co. 1,478,504 4.45% 8 Royce & Associates LP 1,426,332 4.29% 9 Cross River Management LLC 1,420,790 4.28% 10 Northern Trust Corp 898,794 2.71% 11 Franklin Resources Inc 769,900 2.32% 12 Renaissance Technologies LLC 753,198 2.27% 13 The Bank of New York Mellon 659,297 1.98% 14 SEI Investments Co 609,884 1.84% 15 State Street Corp 575,283 1.73% 16 Oaktree Capital Group Holdings LP 526,694 1.59% 17 Prudential Financial Inc 519,205 1.56% 18 Goldman Sachs Group Inc/The 516,076 1.55% 19 Signia Capital Management LLC 505,195 1.52% 20 Millennium Management LLC/NY 461,801 1.39% Over 74% of shares held by top 20 shareholders; primarily long only investors, many of whom have been with us since our IPO High Quality Investor Base: Long Term Holders Bloomberg as at July 28, 2020

Maintain fleet: Ardmore is committed to maintaining a best-in-class fleet of modern, fuel-efficient product tankers.  Investments will include upgrades for improved operating performance, regulatory compliance, and fleet renewal as required.   Reduce leverage to 40%: Ardmore believes that a strong balance sheet is critical to its ability to act counter-cyclically. The Company intends to progress toward a target of 40% debt to total capital.   Grow accretively to scale: Ardmore is focused on continued accretive growth to optimize returns on invested capital and intends to do so consistent with making progress on its higher-ranked capital allocation priorities.   Return capital to shareholders: Once the higher-ranked priorities are achieved, Ardmore will allocate capital to dividends and share repurchases in a manner intended to maximize total returns. Capital Allocation Policy(1) Announced March 9, 2020

II. Company Overview III. Product Tanker Industry V. Financial Overview VI. Investment Summary VII. Appendix IV. Attractive Market Outlook and Fundamentals I. Recent Market Activity and Company Update Contents

Company Highlights: A leading product tanker company listed on the NYSE High-quality fleet of 27 “Eco” MRs built in Korea and Japan, with average age of 7.1 years(1) Strategy focused on maximizing ROIC through operating performance, cost efficiency and market timing Conservative capital structure; low leverage and strong liquidity position Strong track record of transparency; corporate governance ranked in top tier of marine transportation sector(2) Market Summary: Near-term market outlook reflects seasonal and oil inventory destocking factors as well as uncertainty around oil demand, expectation of increased volatility and product dislocation as oil consumption returns Long-term positive view based on the outlook for tanker demand in a recovering global economy combined with exceptionally low fleet growth while increased regulations on GHG emissions will accelerate scrapping Outlook for chemical tankers is particularly compelling given the high correlation to global GDP and the prospects for a post-pandemic above-trend global economic recovery Summary Average age as at July 29, 2020; Includes recently acquired vessel which is expected to deliver to Ardmore in August 2020 Wells Fargo Corporate Governance Scorecard issued June 2020

II. Company Overview III. Product Tanker Industry V. Financial Overview VI. Investment Summary VII. Appendix IV. Attractive Market Outlook and Fundamentals I. Recent Market Activity and Company Update Contents

Current Market Activity

- Product tankers have enjoyed unprecedented levels of disruption and volatility in the second quarter
  - MR rates surged April / May on the back of record oil price volatility and market disruption before easing in June / July[(1)(2)]
  - Product tanker activity increasing in recent weeks in Atlantic, AG and WAF; as several regions emerge from lockdown and imbalances materialize
- Global refinery throughput is rebounding from lows in April, resulting in increased cargo volumes[(3)]
- Oil market remains in turmoil, with potential for an oil price “taper tantrum” over next few months
  - Inventory levels remain high with onshore storage at or near capacity; product tanker floating storage off peak levels but remains high (138 ships at July 17 down from 238 ships in May)[(4)] and could start to rise[(5)]
  - Oil consumption demand is recovering, but risks remain; several regions continue to deal with rising COVID-19 numbers and lockdown restrictions, while fears of a second wave are increasing
  - Meanwhile, oil production set to increase in 2H20[(6)]; US production may have bottomed in June[(7)] and OPEC+ set to increase production by 2 mbd from August[(6)] under the existing agreement
- Near-term outlook:
  - Volatility and market disruption will continue to be the main driver of tonne-mile demand
  - Regional inventory imbalances will continue to emerge as countries ease restrictions and demand for refined products follows while winter market expected to heighten activity further

OVX V. MR Charter Rates[(1)(2)]



OVX
MR TCE Rates
Oil Price Volatility
MR TCE (Thousand $ / Day)
350
300
250
200
150
100
50
0
80
70
60
50
40
30
20
10
0
Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 Mar-20 Apr-20 May-20 Jun-20 Jul-20

Refinery Utilization: Coming Off the Bottom[(3)]



100%
90%
80%
70%
60%
50%
40%
Mar-19 May-19 Jul-19 Sep-19 Nov-19 Jan-20 Mar-20 May-20 Jul-20
State Owned - China
Independent - China
Padd 3
Padd 5

1. CBOE.com, July 2020
2. Howe Robinson, Daily Tanker Rates, July 2020
3. China Petroleum Weekly, as at July 17, 2020
4. Clarksons Shipping Intelligence Network, July 24, 2020
5. S&P, “Clean tanker floating storage inquiries rise as appetite returns”, July 7, 2020
6. Financial Times, OPEC and Russia primed to unwind historic supply cuts, July 15, 2020
7. EIA, Short Term Energy Outlook, July 2020

39

Track Record of Timely Growth, Patience and Discipline

Capital Markets and Transactions

- IPO in 2013 priced at premium to NAV with eight ships on the water, bringing fleet to 20 ships
- Follow-on equity offering in Feb 2014 at premium to NAV (6 x oversubscribed) to acquire 4 x additional ships
- Acquisition of 6x Eco-design MRs in 2016 with primary offering, accretive to earnings and NAV and setting a record low price for MRs
- Facilitated an efficient and orderly exit for private equity sponsor through two secondary offerings in 2015 and 2017
- Transitioned to fully independent company with no private equity overhang and high-quality institutional shareholder base
- Swapped out majority of floating rate debt in May 2020 for three years, locking in funding cost of 0.32% and resulting in all-in bank debt cost of 2.8%[1]
- Share price trades favorably in spite of scale as a result of company performance, best-in-class corporate governance, diversified shareholder base, and NYSE listing

Strong Operating Performance

- Completed commercial operations in-sourcing in 2017, creating a fully integrated, scalable and high-performing commercial platform
- Entered a joint venture with an industry leading ship manager in 2017 to create high-quality in-house technical management
- Operating performance now on par with largest companies across TCE, operating expense, overhead and finance costs
- Sold six older tankers during 2017–2019 and acquired attractively priced replacements[2]; focus in capital allocation effectiveness rather than growth for growth's sake
- Navigated challenging charter market conditions from 2016 to 2019 by remaining nimble and taking early action, while keeping market upside intact
- Completed sale-leasebacks on nine vessels in 2018 on attractive pricing and terms (average spread over LIBOR 3.5%) to build cash buffer and protect equity value

Ardmore Milestones

- 2020: initiated Capital Allocation Policy; strong profitability in 2Q20; acquired 1 x MR at market low
- 2019: Sale of 3 x older 15year-old MRs at attractive prices
- 2018: Sale and Leaseback of 9 x vessels to build cash and protect equity value
- 2017: Private Equity sponsor completes exit
- 2016: $70mln follow-on offering to acquire 6 x MR at record low price
- 2015: Private Equity sponsor completes partial exit
- 2014: $108mln follow-on offering at premium to NAV and acquired 4 x MRs
- 2013: $140mln IPO on NYSE at premium to NAV; newbuilding orders takes fleet to 20 ships
- 2010 – 2012: Commenced with 1 x MR with Private Equity sponsor and grew to 8 x vessels on water

1. Includes all bank debt i.e. vessel financing, revolving credit facilities and working capital lines. Post completion of the interest rate swaps, the remaining floating rate debt totals approx. $60 million. Approx. $55 million of debt is based off 1M LIBOR and $5 million based off 3M LIBOR
2. To date we have acquired one vessel in January 2018 and one in July 2020

40

Key Performance Metrics and Scope for Accretive Growth

Scale Efficiency Illustration[1]

	ASC FY 2019			ASC 1H20		
	Actual	+ 8 Eco MRs	+ 25 Eco MRs	Actual	+ 8 Eco MRs	+ 25 Eco MRs
No. of MRs in Operation	20	28	45	19	27	44
Total No. of Owned Ships in Fleet[2]	26	34	51	25	33	50
Eco-design MR TCE	$15,781	$15,781	$15,781	$20,551	$20,551	$20,551
MR TCE	$15,382	$15,495	$15,604	$20,280	$20,361	$20,434
MR Opex / Day[3]	$6,576	$6,571	$6,567	$6,366	$6,354	$6,344
Corporate Overhead[4]	$1,141	$873	$599	$1,226	$933	$635
Technical Overhead[5]	$140	$110	$87	$143	$112	$88
Commercial Overhead[6]	$342	$305	$254	$377	$331	$271
- As % of pool fees[7]	56.5%	43.0%	28.6%	52.9%	40.1%	26.5%
Total Overhead / Day	$1,622	$1,289	$940	$1,746	$1,377	$994
Book Value Per Owned MR (US$mln)	$26.37			$25.70		
Cash Per Ship (US$mln)	$2.02			$2.92		
Company Net Leverage	51.3%			48.5%		
Bank Credit Spread	2.49%			2.49%		
Funding Cost[8]	1.90%			0.29%		
All-in Bank Debt Cost *(@ 4Q19 / 2Q20)*	4.39%			2.78%		

1. The illustrations are based on hypothetical acquisitions as of January 1, 2019 and 1H20 of additional 8 and 25 vessels, respectively, and on the assumptions included in the other notes on this slide. This illustrative analysis is solely intended to illustrate potential ASC performance for 2019 and 1H20 using such assumptions. Actual results could vary materially based on a number of factors that would affect the items above and other relevant matters. Accordingly, investors should not rely on the hypothetical illustrative analysis illustrated as an indication of actual future results.
2. Based on average owned fleet during 2019 and 1H20
3. MR opex scale illustration assumes opex per day of $6,560 for additional ships for 2019 and $6,327 for 1H2020. This is in line with the opex for Ardmore's Eco-design ships
4. Corporate overhead excludes non-cash items of $2.3mln for 2019 and $1.6mln for 1H20, transaction fees of $650k for 2019 and $110k for 1H20 and technical overhead (disclosed separately). Scale illustration assumes increased costs as follows: (i) 8 x Eco MRs: $50k related to audit fees and (ii) 25 x Eco MR's: $400k related to 3 additional accounting staff totaling $300k plus additional audit fees of $100k. Additional expense estimates are pro-rated for half year 1H20
5. Technical overhead relates to overhead costs for Ardmore internal technical management team of $1.3mln. Scale illustration assumes increased costs as follows: (i) 8 x Eco MRs: $50k related to additional travel (ii) 25 x Eco MRs: $300k related to 2 additional technical staff totaling $200k plus additional travel estimate of $100k. Additional expense estimates are pro-rated for half year 1H20
6. Commercial overhead scale illustration assumes increased costs as follows: (i) 8 x Eco MRs: $550k related to 5 additional staff in chartering, operations, revenue accounting (ii) 25 x Eco MRs: $1.5mln related to additional staff in chartering, operations, revenue accounting and demurrage. Amounts include additional IT licenses etc. Additional expense estimates are pro-rated for half year 1H20
7. Based on pool administration fees of $250 / day plus commission of 2.25% on TCE income by total operating days in the period
8. For 4Q19 based on 3M LIBOR as at Dec 2019. Ardmore entered fixed interest rate swaps on $324mln of floating rate debt in May 2020 for three years at 0.32%. Remainder of debt is based on 1M (0.22%) and 3M (0.30%) LIBOR rates as at July 2020

41

GAAP Reconciliation Three months ended   Six months ended June 30, 2020 June 30, 2019 June 30, 2020   June 30, 2019 US$       Net income/ loss 13,583,523 (9,943,005) 20,102,204   (19,096,784) Loss on sale of vessel - 6,592,429 -   13,162,192 Unrealized losses on derivatives 99,292 - 99,292   - Adjusted earnings / (loss)(1) 13,682,815 (3,350,576) 20,201,496   (5,934,592)               Adjusted earnings / (loss) per share, basic 0.41 (0.10)   0.61   (0.18) Adjusted earnings / (loss) per share, diluted 0.41 (0.10)   0.61   (0.18)               Weighted average number of shares, basic 33,247,848 33,097,831   33,222,383   33,097,831 Weighted average number of shares, diluted 33,356,978 33,097,831   33,357,635   33,097,831 Adjusted earnings / (loss) has been calculated as Earnings per share reported under US GAAP as adjusted for realized and unrealized gains and losses and extraordinary items Reconciliation of Net Income / (Loss) to Adjusted Earnings / (Loss)

Summary Refinery Process[1]



Finished Products
Atmospheric Distillation Unit
LPG
Naphtha
Kerosene / Jet
Diesel
L.S.S.R.
L.S./H.S. Straight Run Residual
Hydrocracker
Naphtha / Gasoline
Gasoil
Residue
Fluid Catalytic Cracker
Naphtha / Gasoline
Distillate / Gasoil
Light Cycle Oil
Slurry Oil
Vacuum Distillation Unit
Vacuum Gasoil (VGO)
Residue
Asphalt / Bunkers
Delayed Coker
Naphtha
Coker-Gasoil
Coke
Final Treating & Blending
Gasoline
Aviation
Automotive
Solvents
Distillate
Jet
Kerosene
Diesel
Heating Oil
Fuel Oils
Bunker Fuel
Utility Fuel
Lubes
Greases & Wax

1. Excludes; treaters, hyrdobreakers, reformers and visbreakers

43

Origin of Product and Chemical Cargos


Gas
Methane
M/A Production Plant
NGL Plant
Ethane
Propane
Butane
Naphtha
Ethylene Cracker
Ethylene
Propylene
Butylene
Naphtha
Hydrogen
Pygas
Crude Oil
Refinery
Reformate
Naphtha Cracker
Ethylene
Liquid Cargos
Methanol
MTBE
UAN
Ethylene Dichloride
Ethylene Glycol
Linear Alcohols
Vinyl Acetate
Styrene
Misc chemicals
Benzene
Toulene
Xylenes
Styrene
Cyclohexane
Misc chemicals
Gasoline
Jet Fuel and Diesel
Fuel Oil
Commercial Use
Manufacturing
Polystyrene
Fibres
Resin
Latex
Polyester
Nylon
Adhesives
Solvents
Detergent
Anti-Freeze
Flooring
Textiles
Fuel Blending
Oxygenates
Anti-knock agents
Agri-Business
Fertilizers
Ardmore's Fleet Capability

44

Refinery capacity growth in line with oil demand growth: Almost 80% of incremental capacity expected to be export oriented refineries in Asia and the Middle East leading to increasing tonne-miles(1) Expected Refinery Capacity Growth (2018 – 2025)(1) Total Scheduled Projects by Region (2019 – 2025)(1)(2) Refinery Capacity to Grow in Export Oriented Locations(1) Maritime Strategies International, October 31, 2019; Refinery capacity growth is net growth (i.e. includes capacity additions and projected shutdowns) Actual planned and announced expansions; timing for later end projects may move